PAGE 1


=============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                         COMMISSION FILE NUMBER 1-815


                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF CONSOL INC.
                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA  15241
                           (FULL TITLE OF THE PLAN)


                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE  19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


=============================================================================

                                    INDEX

            INVESTMENT PLAN FOR SALARIED EMPLOYEES OF CONSOL INC.


          Index to Financial Statements and Additional Information




                                                                      Page(s)
                                                                      -------

Report of Independent Auditors ................................          4


Financial Statements:

  Statements of Net Assets Available for Plan                          5 - 6
    Benefits at December 31, 1994 and 1993 ....................

  Statements of Changes in Net Assets Available                        7 - 10
    for Plan Benefits for the Years Ended December 31,
    1994 and 1993 .............................................

  Notes to Financial Statements ...............................       11 - 17


Additional Information:

  Schedule of Assets Held for Investment Purposes at
    December 31, 1994 (Schedule I) ............................       18 - 19

  Schedule of Reportable Transactions for the
    Year Ended December 31, 1994 (Schedule II) ................         20


                                  EXHIBITS

Exhibit
Number

  24      Consent of Independent Auditors .....................         22

                                   PAGE 3
                                  SIGNATURE





          Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Investment Plan for Salaried Employees
                                         of CONSOL Inc.
                                         (Name of Plan)

                             Date:  June 26, 1995






                                          Michael F. Nemser
                                      Vice President & Treasurer
                                             CONSOL Inc.

                                   PAGE 4
                                  SIGNATURE

                       REPORT OF INDEPENDENT AUDITORS

To the Investment Plan Committee of the
Investment Plan for Salaried Employees of CONSOL Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.

ERNST & YOUNG
Pittsburgh, Pennsylvania
June 15, 1995

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                 OF CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1994
         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,448,435 units,
    (participants' cost $556,114) unit value $86.240 ....         $556,114

  Fidelity Magellan Fund, 421,604 shares
    (participants' cost $28,170), share value $66.80 .....          28,163

  Wells Fargo Asset Allocation Fund, 1,018,565 units
    (participants' cost $10,604), unit value $11.23 .......         11,438

  E. I. DuPont de Nemours & Company Common Stock
    3,079,369 shares (participants' cost $121,678)
    share value $56.25 ...................................         173,214

  ML Equity Index Trust CL A, 111,591 shares,
    (participants' cost $2,968), share value $29.215 ......          3,261

  ML Global Holdings Fund CL A, 349,283 shares,
    (participants' cost $4,423), share value $12.18 ......           4,254

  ML Balanced Fund for Investment & Retirement CL A,
    136,293 shares, (participants' cost $1,618), share
    value $10.19 .........................................           1,389

  ML Capital Fund CL A, 96,870 shares,
    (participants' cost $2,604), share value $25.70 ......           2,490

  ML Basic Value Fund CL A, 111,016 shares,
    (participants' cost $2,581), share value $22.35 ......           2,481

  Chrysler Corporation Common Stock, 7,002 shares
    (participants' cost $106) share value $49.00 .........             343

  Loans to participants (principal balance) ..............          20,650
                                                                  --------
      Total Investments ..................................         803,797

  Receivables (including $3,428 from CONSOL) ..............          3,501

      Net Assets Available for Plan Benefits .............        $807,298
                                                                  ========
                The accompanying notes are an integral part
                      of these financial statements.

                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                    OF
                                CONSOL INC.

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             DECEMBER 31, 1993

         (Dollars In Thousands, Except for Share and Unit Amounts)

Investments (Notes 1, 2 and 3):

  Fixed Income Fund, 6,545,989 units
    (participants' cost $520,242), unit value $79.475....         $520,242

  Fidelity Magellan Fund, 330,174 shares
    (participants' cost $21,799), share value $70.85.....           23,393

  Wells Fargo Asset Allocation Fund, 974,447 units
    (participants' cost $9,952) unit value $11.49 .......           11,196

  E. I. DuPont de Nemours & Company Common Stock,
    2,947,128 shares (participants' cost $103,182)
    share value $48.25 ..................................          142,199

  ML Equity Index Trust CL A, 105,488 shares,
    (participants' cost $2,774), share value $28.92 .....            3,051

  ML Global Holdings Fund CL A, 309,571 shares,
    (participants' cost $3,886), share value $13.14 ......           4,068

  ML Balanced Fund for Investment & Retirement CL A,
    131,347 shares, (participants' cost $1,599), share
    value $12.33 .........................................           1,620

  ML Capital Fund CL A, 81,433 shares,
    (participants' cost $2,184), share value $27.97 ......           2,278

  ML Basic Value Fund CL A, 72,994 shares,
    (participants' cost $1,691), share value $23.37 ......           1,706

  Chrysler Corporation Common Stock, 7,828 shares
    (participants' cost $118) share value $53.25 ........              417

  Loans to participants (principal balance) .............           16,799
                                                                  --------
      Total Investments .................................          726,969

Receivables (including $3,301 from CONSOL) ..............            3,704

      Net assets available for plan benefits ............         $730,673
                                                                  ========
                The accompanying notes are an integral part
                      of these financial statements.

                                                                   PAGE 7


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1994
                                                           (Dollars in Thousands)

                                      Fixed       Fidelity        Wells        DuPont         ML               ML           ML
                                     Income       Magellan        Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Fund          Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                  $  45,352      $  1,103      $      2       $ 5,026     $       1        $   170     $    169
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         -          (1,505)         (282)       24,045            30           (339)        (275)
Deposits and withdrawals:
  Employee deposits                   12,062         1,606           647         5,783           111            258           83
  Employer contributions               7,510           889           352         3,579            78            129           48
  Rollover contributions               9,162           464           167           580            26             59           28
  Employee withdrawals               (35,798)         (836)         (158)       (5,675)         ( 86)          (127)         (71)
Transfers between investment
  options (net)                          735         2,680          (488)       (2,665)           (1)             2         (182)
Loan issues                           (8,170)         (411)         (228)       (2,514)          (13)           (47)         (57)
Loan repayments                        3,751           486           194         2,087            52             67           20
Loan interest                            809            95            34          512            12             14            6
Trust to Trust transfers                 459           199             2           257             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          35,872         4,770           242        31,015           210            186         (231)

Net assets available for plan
  benefits at beginning of year      520,242        23,393        11,196       142,199         3,051          4,068        1,620
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $556,114      $ 28,163      $ 11,438      $173,214       $ 3,261       $ 4,254       $1,389
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.

Continued on next page                                                  7

                                                                   PAGE 8


                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1994 (Continued)
                                                           (Dollars in Thousands)

                                                                                           Cash Fund
                                         ML          ML          Chrysler                      &
                                      Capital   Basic Value       Stock          Loan        Pending                      Total
                                        Fund        Fund           Fund          Fund      Settlement    Receivables    All Funds
                                      =======   ===========      ========      ========    ==========    ===========    =========
Investment income                    $   224        $  164         $   7       $ 1,529          $ -        $     19     $ 53,766
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                        (207)         (123)          (36)            -             -              -       21,308
Deposits and withdrawals:
  Employee deposits                      161           178             -             -             -            (12)      20,877
  Employer contributions                  93           108             -             -             -             14       12,800
  Rollover contributions                  31            81             -             -             -              -       10,598
  Employee withdrawals                   (33)          (27)          (33)         (837)            -              -      (43,681)
Transfers between investment
  options (net)                          (65)          343           (12)            -             -           (347)         -
Loan issues                              (53)          (67)            -        11,560             -              -          -
Loan repayments                           50            65             -        (6,872)            -            100          -
Loan interest                             11            13             -        (1,529)            -             23          -
Trust to Trust transfers                   -            40             -             -             -              -          957
                                     ________      ________        ______      ________        ______         ______    _________
Change in net assets available
  for plan benefits for year             212           775           (74)        3,851             -           (203)      76,625

Net assets available for plan
  benefits at beginning of year        2,278         1,706           417        16,799             -         3,704      730,673
                                     ________      ________        ______      ________        ______         ______    _________
Net assets available for plan
  benefits at end of year            $ 2,490       $ 2,481         $ 343       $20,650          $ -          $ 3,501    $807,298
                                     ========      ========        ======      ========        ======         ======    =========

The accompanying notes are an integral part of these financial statements.

                                                                   PAGE 9

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1993
                                                           (Dollars in Thousands)


                                      Fixed       Fidelity        Wells        DuPont         ML               ML           ML
                                     Income       Magellan        Fargo         Stock    Equity Index        Global      Balanced
                                      Fund          Fund          Fund          Fund         Trust          Holdings       Fund
                                    =========    ==========     =========    ==========  ============       ========    =========
Investment income                   $ 42,626      $  1,963      $      1       $ 5,140       $     -        $   224       $  188
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                          -          2,139          1,406        4,078            320           196           34
Deposits and withdrawals:
  Employee deposits                   10,417         1,045           537         5,711           107             98           62
  Employer contributions               6,351           561           275         3,431           65             48           35
  Rollover contributions              10,260           605           235           233             7            132           19
  Employee withdrawals               (25,801)         (371)         (213)       (3,480)         (170)          ( 29)         (12)
Transfers between investment
  options (net)                        5,183        (6,678)          107        (9,247)        2,790          3,430        1,335
Loan issues                           (6,970)         (331)         (133)       (3,519)         (115)           (61)         (66)
Loan repayments                        2,492           264            84         1,562            39             24           19
Loan interest                            558            51            21           393            8              6            6
Trust to Trust transfers              16,873             -             -           142             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Change in net assets available
  for plan benefits for year          61,989          (752)        2,320         4,444         3,051          4,068        1,620

Net assets available for plan
  benefits at beginning of year      458,253        24,145         8,876       137,755             -              -            -
                                    _________     _________     _________     _________      ________       ________      _______
Net assets available for plan
  benefits at end of year           $520,242      $ 23,393      $ 11,196      $142,199       $ 3,051       $ 4,068       $1,620
                                    =========     =========     =========     =========      ========       ========      =======

The accompanying notes are an integral part of these financial statements.

Continued on next page                                                9

                                                                   PAGE 10

                                                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                               OF CONSOL INC.
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                  YEAR ENDED DECEMBER 31, 1993 (Continued)
                                                           (Dollars in Thousands)
                                                                                           Cash Fund
                                         ML          ML          Chrysler                      &
                                      Capital   Basic Value       Stock          Loan        Pending                      Total
                                        Fund        Fund           Fund          Fund      Settlement    Receivables    All Funds
                                      =======   ===========      ========      ========    ==========    ===========    =========
Investment income                    $   140        $   82         $   4       $ 1,172          $ -        $   13      $51,553
  (dividends and interest)

Net realized and unrealized
  appreciation (depreciation)
  of investments                         118            66           175             -           -               -        8,532
Deposits and withdrawals:
  Employee deposits                      141           137             -             -             -          1,724       19,979
  Employer contributions                  74            63             -             -             -          1,050       11,953
  Rollover contributions                  40           138             -             -             -              -       11,669
  Employee withdrawals                   (32)          (76)          (18)         (418)            -              -      (30,620)
Transfers between investment
  options (net)                        1,785         1,287           (20)            -          (362)           390            -
Loan issues                              (37)          (25)            -        11,257             -              -            -
Loan repayments                           42            27             -        (4,965)            -            412            -
Loan interest                              7             7             -        (1,172)            -            115            -
Trust to Trust transfers                   -             -             -           844             -              -       17,859
                                     ________      ________        ______      ________        ______        _______    _________
Change in net assets available
  for plan benefits for year           2,278         1,706           141         6,718          (362)         3,704       90,925

Net assets available for plan
  benefits at beginning of year            -             -           276        10,081           362             -      639,748
                                     ________      ________        ______      ________        ______        _______    _________
Net assets available for plan
  benefits at end of year            $ 2,278       $ 1,706         $ 417       $16,799          $ -          $ 3,704    $730,673
                                     ========      ========        ======      ========        ======         ======    =========

The accompanying notes are an integral part of these financial statements.

                   INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF CONSOL Inc.

                        NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE INVESTMENT PLAN:


THE PLAN

         The Investment Plan for Salaried Employees of CONSOL Inc. (the "Plan") is a defined contribution plan established in 1953. Salaried, operations and maintenance, and, in certain circumstances, production and maintenance employees of CONSOL and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. An eligible employee may, with certain restrictions, contribute up to 16 percent of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6 percent of base pay (as defined by the Plan). Forfeitures of company matching contributions as a result of withdrawals by nonvested employees are used to offset future company matching contributions. Contributions may be made with before-tax or after-tax dollars. Nondis-crimination rules of the Internal Revenue Code require that the average contribution rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average contribution rates of "Non-highly Compensated" employees. For the years ending December 31, 1994 and 1993, the after-tax contribution maximum including supplemental make-up deposits was 19% and the before-tax contribution maximum was 15%. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash to the Plan at any time.

         Plan participants generally become vested upon completion of five consecutive years of participation in the Plan or five cumulative years of service. Participants who retire from active service may elect to withdraw their entire account in a lump sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an irrevocable option to have their account distributed over a period of not less than 2 years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship.

         The Tax Reform Act of 1986 (the "Act") included a number of pro-visions affecting employee benefit plans that generally became effective on or after January 1, 1987. The Plan was amended effective January 1, 1987, to limit the amount of annual contributions an employee can make to his before-tax account in accordance with limits established by the Act ($9,240 in 1994 and $8,994 in 1993); to provide for separation-from-service distributions after age 55; and to modify the maximum loan amount and definition of tax-free participant loans. It is CONSOL's intention to make additional amendments to the Plan, where necessary, to comply with technical corrections and Treasury Regulations that are issued under the Act.

         Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. A participant has the right to repay the loan in full at any time without penalty.

INVESTMENT FUNDS

         The following investment funds have been established with trustees for the investment of employee savings and CONSOL's and participating employers' contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund                 Investments under agreement with one or
                                  more financial institutions, including
                                  insurance companies, banks and other
                                  investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time. The fund's blended rate of return for the 12 months ending December 31, 1994 and December 31,
                                  1993 was 8.51% and 8.97%, respectively.

Fidelity Magellan Fund            A growth mutual fund offered through
                                  Fidelity Investments.

Wells Fargo Asset Allocation Fund Asset Allocation Fund with money invested by Wells Fargo Nikko Investment Advisors among stocks, bonds and cash (money market).

DuPont Common Stock Fund          Common stock of E. I. DuPont de Nemours and
                                  Company ("DuPont"). DuPont owns 50% of the stock of CONSOL Energy Inc., the parent of CONSOL.

Loan Fund                         Participant loans - amounts transferred
                                  from the Fixed Income Fund, the Fidelity
                                  Magellan Fund, Merrill Lynch Mutual Funds, the DuPont Common Stock Fund and/or the
                                  Wells Fargo Asset Allocation Fund that are loaned to participants.

Merrill Lynch Mutual Funds        A group of five different mutual funds
                                  each with its own investment objective
                                  offered through Merrill Lynch.

         The shares of Chrysler Corporation Common Stock are held by some CONSOL Plan participants who elected to exercise their right as Plan participants to retain the stock as of September 15, 1966. This investment option is no longer available to Plan participants.

         At December 31, 1994, Plan participants were invested in the follow-ing options (number of participants in each option): Du Pont Common Stock (3,301); Fidelity Megallan Fund (1,153); Fixed Income Fund (5,897); Wells Fargo Asset Allocation Fund (640); Merrill Lynch (ML) Global Holdings Fund
(338); ML Balanced Fund (153); ML Equity Index Trust (209); ML Capital Fund
(264); ML Basic Value Fund (235); Chrysler Corporation Common Stock (58) and Participant Loans (2,075). The numbers reflect participation in multiple options as permitted by the Plan.

ADMINISTRATION

         The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of CONSOL Inc. All recordkeeping and trustee fees of the Plan are paid by CONSOL. The administrative fees for the Fixed Income Fund are netted against the investment income of these funds.

         While CONSOL has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his or her individual account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The Fixed Income Fund guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Fidelity Magellan Fund, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the Wells Fargo Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

         The unit value or price of the Fixed Income Fund, the Wells Fargo Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts.

         Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities Exchange Commission fees in connection with the purchase and sale of DuPont Common Stock and the sale of Chrysler Corporation Common Stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.


NOTE 3 - INVESTMENTS

         The following presents the Plan's investments:


                                     December 31, 1994     December 31, 1993

Fixed Income (GIC, SAP, SYN)....          $556,114              $520,242
DuPont Common Stock ............           173,214               142,199
Fidelity Magellan Fund .........            28,163                23,393
Wells Fargo Asset Allocation ...            11,438                11,196
Merrill Lynch Mutual Funds .....            13,875                12,723
Chrysler Common Stock ..........               343                   417
Loans to Participants ..........            20,650                16,799
                                          --------              --------
Total Investments                         $803,797              $726,969
                                          ========              ========

         The guaranteed investment contracts, synthetic guaranteed investment contracts, and separate account guaranteed investment contracts in the Fixed Income Fund are jointly owned by the Plan and the Thrift Plan for Employees of Conoco Inc. Conoco Inc. is a wholly owned subsidiary of DuPont. The balance of all investment contracts are allocated to the two plans by Merrill Lynch based on the relationship of the plan's Fixed Income Fund participant balances to total Fixed Income Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third-party guarantors. Collateral is generally not provided. The investment contracts and short-term investments of the Fixed Income Fund consist of the following:

                                   PAGE 15


         Description                                         December 31, 1994   December 31, 1993
         -----------                                         -----------------   -----------------
Aetna Life Insurance Company--9.01%, 6/1/01 ...............      $ 29,145            $ 26,736
Aetna Life Insurance Company--9.32%, 6/1/99 ...............        29,865              30,354
Aetna Life Insurance Company--9.89%, 6/1/00 ...............        26,125              23,773
Bankers Trust--5.74%, 12/31/01 ............................        26,261              24,818
Metropolitan Life Ins. Co.--7.26%, 6/30/01; 7.78%, 6/30/00.        53,401              49,667
New York Life Insurance Company--9.11%, 6/1/99 ............        29,709              30,254
New York Life Insurance Company--9.71%, 6/1/99 ............        30,611              31,002
Peoples Security Life Insurance Company, a member of the
  Providian Capital Management Family--6.1%, 1/4/99 .......        33,943               4,929
Principal Mutual Life Insurance Company--9.10%, 6/1/99 ....        28,757              29,287
Principal Mutual Life Insurance Company--9.50%, 6/1/98 ....        36,661              43,046
Provident National Assurance Company--9.52%, 6/30/95 ......         1,362               3,629
Prudential Ins. Co. of America--7.10%,7/1/99; 7.02%,7/1/98.        50,572              47,237
Prudential Ins. Co. of America--8.35%,7/1/99; 8.87%,7/1/98.        50,195              46,217
Prudential Insurance Company of America--9.66%, 6/1/98 ....        36,989              43,368
Prudential Insurance Company of America--9.96%, 6/1/98 ....        37,626              43,995
Bankers Trust--7.67%, 12/31/25                                      9,977                 -
The Travelers Insurance Companies--9.66%, 6/01/00 .........        24,805              22,620
The Travelers Insurance Companies--10.13%, 12/31/94 .......         2,105               2,380
Citibank 7.40%, 8/31/01 ...................................        12,407                 -
                                                                 --------            --------
  Total Investment Contracts                                     $550,516            $503,312
  Short Term Investments (Merrill Lynch Government Fund)            5,598              16,930

  TOTAL INVESTMENT IN FIXED INCOME                               $556,114            $520,242
                                                                 ========            ========

         The carrying values and fair values of investment contracts as of December 31, 1994 are as follows:

                                            Carrying Value
                                           (contract value)      Fair Value

Guaranteed Investment Contracts               $326,167           $342,827
Synthetic Guaranteed Investment Contracts       70,181             70,181
Separate Account Guaranteed Investment
  Contracts                                    154,168            149,467
                                              --------           ---------

                                              $550,516           $562,475
                                              ========           =========

         Included in the fair value of synthetic guaranteed investment contracts is $5,373 related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

         Participants investing in the Fixed Income Fund, Wells Fargo Asset Allocation Fund and the Merrill Lynch Equity Index Trust are assigned units at the time of investment based on the net asset value per unit. The following table presents the number of units outstanding and related net asset value per unit at each month-end.

                                   PAGE 16

                                                     Wells Fargo               Merrill Lynch
                         Fixed Income Fund        Asset Allocation Fund      Equity Index Trust _
                        Units           Unit        Units         Unit        Units         Unit
                     Outstanding       Value      Outstanding    Value     Outstanding     Value

January 31, 1994      6,595,268       $80.04       991,525       $11.84      105,281      $29.90
February 28, 1994     6,631,768        80.55     1,011,037        11.46      106,675       29.07
March 31, 1994        6,701,810        81.12     1,044.083        11.02      107,769       27.80
April 30, 1994        6,682,997        81.67     1,043,830        11.00      108,720       28.15
May 31, 1994          6,750,884        82.24     1,051,775        11.04      108,570       28.60
June 30, 1994         6,723,157        82.80     1,057,757        10.86      109,545       27.89
July 31, 1994         6,712,085        83.38     1,049,690        11.21      110,098       28.81
August 31, 1994       6,693,150        83.95     1,049,868        11.40      109,733       29.98
September 30, 1994    6,657,457        84.52     1,045,528        11.07      110,341       29.24
October 31, 1994      6,643,165        85.10     1,044,550        11.16      111,084       29.89
November 30, 1994     6,474,134        85.67     1,026,966        11.05      111,076       28.80
December 31, 1994     6,448,435        86.24     1,018,565        11.23      111,591       29.22


NOTE 4 - INCOME TAXES STATUS

The Plan received a favorable determination letter from the Internal Revenue Service with respect to the 1994 amended plan. The Plan has been amended to reflect changes required by the Tax Reform Act of 1986. Management believes the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore the trust is exempt from taxation under Section 501(a).

Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, before-tax employee deposits or accrued income until distributions or withdrawals are made.


NOTE 5 - ISLAND CREEK ACQUISITION

On July 1, 1993 CONSOL acquired Island Creek Coal, Inc. (Island
Creek) from a subsidiary of Occidental Petroleum Company. Island Creek active employees participating in the Occidental Petroleum Corporation Savings Plan were given the opportunity to make a one-time election for a trust-to-trust transfer of their account to the Investment Plan for Salaried Employees of CONSOL Inc. The 1993 trust-to-trust transfers included $16,522 which was invested in the Fixed Income Fund and $852 of outstanding participants' loans.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                  December 31,
                                                1994            1993
                                          --------------    --------------
                                             (Dollars in Thousands)
Net assets available for benefits
   per the financial statements           $    807,298      $   730,673
Add:  Amounts allocated to
   withdrawing participants reported
   as asset reductions per the
   financial statements                            652            1,032

Total Assets per the Form 5500:           $    807,950      $   731,705
                                          =============     ============

Amounts payable to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes the amounts were deducted from the respective assets.


NOTE 7 - STATEMENT OF POSITION 94-4

     In 1994 the American Institute of Certified Public Accountants issued Statement of Position (SOP) 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined - Contribution Pension Plans". The SOP is effective for financial statements for plan years beginning after December 15, 1994, except that application of the SOP to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. The provisions of the SOP require fully benefit responsive investment contracts (as defined by the SOP) to be reported at contract value and all other investment contracts to be reported at fair value. Management believes all of the plan's investment contracts are fully benefit responsive, therefore the effect of the SOP on the plan's financial statements is expected to be limited to additional footnote disclosures.

                                                 PAGE 18
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1994
                                          (Dollars in Thousands)


- --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- --------------------------------------------------------------------------------------------------------

E. I. DuPont de Nemours & Company           Common Stock                        $ 121,678      $ 173,214
                                                                                =========      =========

Merrill Lynch                               Equity Index Trust                  $   2,968       $  3,261
                                            Global Holdings Fund                    4,423          4,254
                                            Balanced Fund                           1,618          1,389
                                            Capital Fund                            2,604          2,490
                                            Basic Value Fund                        2,581          2,481
                                                                                $  14,194      $  13,875
                                                                                =========      =========

Aetna Life Insurance Company                GIC<Fa>, 9.01%, 6/1/01                              $  29,145
                                            GIC<Fa>, 9.32%, 6/1/99                                 29,865
                                            GIC<Fa>, 9.89%, 6/1/00                                 26,125
Banker's Trust                              SYNGIC<Fa>, 5.74%, 12/31/01                            26,261
                                            SYNGIC, 7.67%, 12/31/25                                9,977
Metropolitan Life Insurance Company         SAGIC<Fa>, 7.26%, 6/30/01                              53,401
New York Life Insurance Company             GIC<Fa>, 9.11%, 6/1/99                                 29,709
                                            GIC<Fa>, 9.71%, 6/1/99                                 30,611
Peoples Security Life Insurance Company     SYNGIC<Fa>, 6.1%, 1/4/99                               33,943
Principal Mutual Life Insurance Company     GIC<Fa>, 9.10%, 6/1/99                                 28,757
                                            GIC<Fa>, 9.50%, 6/1/98                                 36,661
Provident National Assurance Company        GIC<Fa>, 9.52%, 6/30/95                                 1,362
Prudential Insurance Company of
   America                                  SAGIC<Fa>, 7.10%, 7/1/99                               50,572
                                            SAGIC<Fa>, 8.35%, 7/1/99                               50,195
                                            GIC<Fa>, 9.66%, 6/1/98                                 36,989
                                            GIC<Fa>, 9.96%, 6/1/98                                 37,626
The Travelers Insurance Companies           GIC<Fa>, 9.66%, 6/01/00                                24,805
                                            GIC<Fa>, 10.13%, 12/31/94                               2,105
Citibank                                    GIC<Fa>, 7.40%, 8/31/01                                12,407
Short Term Investments (Merrill Lynch
   Government Fund)                                                                                5,598
                                                                                                ________
                                                 Total                          $ 556,114      $ 556,114
                                                                                =========      =========

                                                 PAGE 19
                                                                                          SCHEDULE I
                                  INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                              OF CONSOL INC.

                  ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Continued)

                                             DECEMBER 31, 1994
                                          (Dollars in Thousands)

- --------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower                                                                     Current
  Lessor or Similar Party                   Description of Investment             Cost           Value
- --------------------------------------------------------------------------------------------------------

Chrysler Corporation                        Common Stock                        $     106      $     343
                                                                                =========      =========
Fidelity Investments                        Fidelity Magellan Fund              $  28,170      $  28,163
                                                                                =========      =========

Wells Fargo Company                         Wells Fargo Asset Allocation Fund   $  10,604      $  11,438
                                                                                =========      =========
Plan Participants                           Loans                               $  20,650      $  20,650
                                                                                =========      =========

















__________________________________________
[FN]
<Fa>- GIC    = Guaranteed Investment Contract
    - SAGIC  = Non-pooled Separate Account Guaranteed Investment Contract
    - SYNGIC = Synthetic Guaranteed Investment Contract

                                                       PAGE 20
                                                                                                             SCHEDULE II
                                       INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                                   OF CONSOL INC.

                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            YEAR ENDED DECEMBER 31, 1994
                                               (Dollars in Thousands)
________________________________________________________________________________________________________________________
                                                                                  Expense            Current Value  Net
                                                                                 Incurred      Cost   of Asset on  Gain
Identity of            Description              Purchase     Selling    Lease      with         of    Transaction   or
Party Involved         of Security                Price       Price    Rental   Transaction    Asset     Date      Loss
____________________   _____________________    ________    ________   ______   ___________  ________ ___________  _____

Merrill Lynch          ML Government Fund       $252,123    $   0        $ 0        $ 0      $252,123  $252,123    $  0
                       ML Government Fund           0        215,340       0          0       215,340   215,340       0

Bankers Trust Company  Policy #94-748            124,314    $   0          0          0       124,314   124,314       0
                       Policy #94-748               0         83,275       0          0        83,725    83,725       0

Capital Holding
Providian              BDA-00053-TR              147,252        0          0          0       147,252   147,252       0
                       BDA-00053-TR                 0         33,381       0          0        33,381    33,381       0

Merrill Lynch          E.I. DuPont de Nemours     48,816        0          0          0        48,816    48,816       0
                       & Company Stock Fund<Fa>
                       E. I. DuPont de Nemours
                       & Company Stock Fund<Fa>        0         41,866       0          0        30,340    41,866   11,526


[FN]
<Fa>Note - All of the above transactions except for the DuPont Stock Fund represent transactions for the Conoco & Consol Plans on a commingled basis.

                               EXHIBIT INDEX



     Exhibit
      Number                  Description
     -------                  -----------


       24           Consent of Independent Auditors

                                  SIGNATURE
                                                               Exhibit 24

                       CONSENT OF INDEPENDENT AUDITORS




          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26216) of E. I. du Pont de Nemours and Company of our report dated June 15, 1995 appearing on Page 4 of the Investment Plan for Salaried Employees of CONSOL Inc. Annual Report on this Form 11-K for the year ended December 31, 1994.






ERNST & YOUNG
Pittsburgh, Pennsylvania
June 26, 1995





























                                      22